MATERIAL SCIENCES CORPORATION

March 20, 2008

Terence O’Brien

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

RE:	Material Sciences Corporation

Form 10-K for the Fiscal Year Ended February 28, 2007

Filed May 11, 2007, File No. 1-8803

Dear Mr. O’Brien:

Material Sciences Corporation (“MSC”, “Company”, “we”, “us”, “our”) has received your letter dated March 10, 2008, and has addressed your recent comments below. Your March 10, 2008 letter was a follow up to your earlier January 23, 2008 correspondence, and our February 19, 2008 response. We appreciate your timely review of our Form 10-K for the Fiscal Year Ended February 28, 2007 (“Form 10-K”) and the guidance you have offered to help us enhance our disclosures in future filings.

MSC acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To help in your review, we repeated your comment below from your most recent letter and followed it with our response.

Form 10-K for the year ended February 28, 2007

Note 14: Business Segments

1.	We have read your response to comment 2 in our letter dated January 23, 2008, and reviewed the supplemental information provided to us. Based on the collective information given to us, it appears that information about products and services you manufacture and provide would help your readers gain a better understanding of the scope of your operations. Therefore, in future filings, beginning with your Form 10-K for the year ended February 29, 2008, please provide the information required in paragraph 37 of SFAS 131.

Management Response

As requested, in future filings, beginning with our Form 10-K for the year ended February 29, 2008, we agree to provide the information required in paragraph 37 of SFAS 131. We intend to include language in our segment footnote that more clearly demonstrates why MSC has only one operating segment and thus has only one reporting segment. Additionally, we will enhance our disclosures related to revenues from product line information required under paragraph 37 of SFAS 131. We will include additional information regarding the revenues we derive from each group of similar products we provide to our customers.

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We hope the foregoing has been responsive to the staff’s comments. If you have additional questions related to the foregoing, please do not hesitate to call me at (847) 718-8020.

Sincerely,

/s/ James M. Froisland
Senior Vice President,
Chief Financial Officer,
Chief Information Officer and Corporate Secretary